UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

4th Floor, Communications House, South Street
Staines-upon-Thames, Surrey TW18 4PR
United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: AngloGold Ashanti Agrees the Sale of the Mineração Serra Grande Mine

AngloGold Ashanti plc
(Incorporated in England and Wales) Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG

NEWS RELEASE

AngloGold Ashanti Agrees the Sale of the Mineração Serra Grande Mine

AngloGold Ashanti plc (“AngloGold Ashanti”, “AGA” or the “Company”) has agreed to sell its interest in Mineração Serra Grande mine (“MSG”) located in the state of Goiás, Brazil, to Aura Minerals Inc. (“Aura”).

The Company will sell Mineração Serra Grande S.A. (“Sale”), which owns MSG to a Brazilian incorporated affiliate of Aura (“Purchaser”) for the following consideration:
•A cash consideration of $76 million on closing subject to certain working capital adjustments as at the closing date; and
•Deferred Consideration Payments equivalent to a 3% net smelter returns participation over the current Mineral Resource of MSG inclusive of the Mineral Reserve – these Deferred Consideration Payments will be paid quarterly in cash.

The recent focus at MSG has been on stabilizing the operations including the decommissioning of the legacy tailings storage facility (“TSF Decharacterization”) which is nearing completion. However, MSG remains one of AGA’s higher cost and its smallest operation by production.

“This sale ensures we further sharpen our focus on capital allocation, operating efficiencies and the optimization of our portfolio,” said AngloGold Ashanti CEO Alberto Calderon. “We’ve also worked hard to ensure that MSG and its excellent team joins an established company which will continue to be responsible stewards of this asset for the benefit of all stakeholders.”

The Sale excludes certain subsidiaries of Mineração Serra Grande S.A which hold assets that do not form part of MSG’s mining operations and include properties. These will remain in the AGA group and will be transferred from under Mineração Serra Grande S.A. by means of a spin-off prior to closing (“MSG Subsidiaries Transfer”).

The Disposal is subject to the fulfilment of the following conditions:
i. Anti-trust approval from the Brazilian authorities (CADE);
ii. The completion of the TSF Decharacterization work;
iii. The completion of the MSG Subsidiaries Transfer; and
iv. No Material Adverse Event occurring prior to closing.

It is expected that all the conditions will be fulfilled, and the Sale is expected to close during Q3 2025.

ABOUT MSG

MSG is located in the northwest of the state of Goiás, central Brazil about 5km from the city of Crixás. The MSG operation comprises three mechanised underground mines and an open pit, with one dedicated metallurgical plant with an annual capacity of 1.5 Mt.

As at 31 December 2024, MSG has an exclusive Measured & Indicated Mineral Resource of 1.08 Moz at an average grade of 3.14 g/t, an exclusive Inferred Mineral Resource of 1.41 Moz at an average grade of 3.39 g/t and Proven & Probable Mineral Reserve of 0.37 Moz at an average grade of 2.72 g/t. In 2024, MSG produced 80 koz of gold (2023: 86 koz).

ABOUT AURA
Aura is incorporated in the British Virgin Islands and is listed on the Toronto Stock Exchange and the Brazil Stock Exchange (B3). Aura is a high growth mid-tier gold and copper producer operating five mines across the Americas: a copper-gold-silver mine in Mexico, three gold mines in Brazil, and a gold mine in Honduras. In addition, Aura holds two development projects in Brazil and recently acquired a gold development asset in Guatemala.

ENDS

London, Denver, Johannesburg

2 June 2025

CONTACTS

Media

Andrea Maxey +61 08 9425 4603 / +61 400 072 199 amaxey@aga.gold
General inquiries media@anglogoldashanti.com

Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as “believe”, “expect”, “aim”, “anticipate”, “intend”, “foresee”, “forecast”, “predict”, “project”, “estimate”, “likely”, “may”, “might”, “could”, “should”, “would”, “seek”, “plan”, “scheduled”, “possible”, “continue”, “potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company’s internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the financial year ended 31 December 2024 filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 2 June 2025

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary